UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: January 27, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Barnes & Noble Education, Inc.

Full Name of Registrant

Former Name if Applicable

120 Mountainview Blvd.

Address of Principal Executive Office (Street and Number)

Basking Ridge, NJ 07920

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Barnes & Noble Education, Inc. (the “Company”) is party to: (i) a Credit Agreement, dated as of August 3, 2015 (as amended, the “ABL Credit Agreement”), among the Company, as the lead borrower, the other borrowers party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent for the lenders (the “ABL Agent”) and (ii) a Term Loan Credit Agreement, dated as of June 7, 2022 (as amended, the “Term Loan Credit Agreement” and, together with the ABL Credit Agreement, the “Credit Agreements”), among the Company, as borrower, certain subsidiaries of the Company party thereto as guarantors, TopLids LendCo, LLC and Vital Fundco, LLC, as lenders, and TopLids LendCo, LLC, as administrative agent and collateral agent for the lenders.

The Company is engaged in advanced and ongoing discussions with third parties to evaluate a range of options to strengthen its liquidity and financial position and to ensure it is best positioned to serve educational institutions and students through the coming school year and beyond. The potential options under consideration include among other things, a refinancing, in whole or in part, of the Company’s obligations under the Credit Agreements, as well as a potential equity offering, which would likely be conducted at a substantial discount to the current market price of the Company’s common stock. There can be no assurance that any refinancing, equity offering, or other transaction will occur or, if any transaction occurs, that it will ultimately be consummated, or that the Company’s effort to strengthen its liquidity and financial position will be achieved. Due to the time and effort expended by management on these negotiations and discussions, the Company will be unable to file its Quarterly Report on Form 10-Q in a timely manner without unreasonable effort and expense. The Company currently anticipates filing its Form 10-Q within the time period proscribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

The Company’s losses and projected cash needs, combined with its current liquidity levels and the maturity of its ABL Credit Agreement, which becomes due on December 28, 2024, raises substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern is contingent upon the successful execution of management’s plan to improve the Company’s liquidity, including (1) raising additional liquidity and (2) continuing to take operational restructuring actions to achieve its required levels of liquidity to support the operations of the business.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Michael C. Miller	908	991-2592
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the 13 weeks ended January 27, 2024, the Company expects to report unaudited consolidated GAAP total sales of $456.7 million as compared to $438.0 million in the prior year period, gross profit of $100.0 million increased by $3.0 million as compared to the prior year period, total BNC First Day revenue of $184.0 million increased by $63.3 million as compared to the prior year period, and a net loss from continuing operations of $(9.9) million, as compared to $(22.1) million in the prior year period. For the 39 weeks ended January 27, 2024, the Company expects to report unaudited consolidated GAAP total sales of $1,331.2 million as compared to $1,301.4 million in the prior year period, gross profit of $286.9 million decreased by $4.2 million as compared to the prior year period, total BNC First Day revenue of $445.1 million increased by $136.0 million as compared to the prior year period, and a net loss from continuing operations of $(35.0) million, as compared to $(48.3) million in the prior year period. For the 13 weeks ended January 27, 2024, the Company expects to report non-GAAP adjusted EBITDA from continuing operations of $20.3 million increased by $15.1 million as compared to the prior year period.

Our business is highly seasonal. For example, our retail business is seasonal, particularly with respect to textbook sales and rentals, with the major portion of sales and operating profit realized during the second and third fiscal quarters when college students generally purchase and rent textbooks for the upcoming semesters and lowest in the first and fourth fiscal quarters. Our quarterly results also may fluctuate depending on the timing of the start of the various schools’ semesters, the revenue impact of accounting principles with respect to the recognition of revenue associated with our equitable and inclusive access programs, the ability to secure inventory on a timely basis, as well as shifts in our fiscal calendar dates. These shifts in timing may affect the comparability of our results across periods. While the Company does not expect any significant changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s final closing procedures.

Barnes & Noble Education, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 8, 2024	By:	/s/ Kevin Watson
	Name:	Kevin Watson
	Title:	Chief Financial Officer